

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 27, 2007

By U.S. Mail and facsimile
Harold Roy Shipes
Principal Executive Officer
International Silver, Inc.
8040 South Kolb Road
Tucson, Arizona 85706

> **Re:** **International Silver, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-147712**
> **Filed November 29, 2007**

Dear Mr. Shipes:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.   Provide current and updated disclosure with each amendment. For example, update the disclosure on page 39 and similar disclosure throughout that "Our cash on hand of $3,340 as of August 31, 2007, is insufficient to cover our expenses for less than one month." Also, we will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics.

3.   Please avoid duplicative disclosure throughout this filing. For example, we note that the disclosure at page 42 under the subheading "Reports to Shareholders" repeats much of the information disclosed at page 25 under the subheading "Reports to Security Holders." As another example, the disclosure regarding penny stock at page 41 repeats much of the information about penny stock that is disclosed at page 14.

Table of Contents, page 1

4.   We are unable to locate in the prospectus the section in the table of contents titled "Organization Within Last Five Years." Please eliminate this heading, or include disclosure in the filing under this heading.

Organization, page 3

5.   The mailing address you indicate here, 8040 Kolb Road, does not appear to correspond to the address you indicate on the cover page of your filing. Please ensure that your contact information is correct throughout your filing.

6.   If you have a website, please provide the address.

Business, page 3

7. You state that "we are an exploration stage corporation." You further state that "we are now a development stage company." Please revise.

Risk Factors, page 5

8. Please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly.

9. Eliminate generic risks that apply to all public or all newly public companies, including the risk factor at page 10 titled "[b]ecause we will incur significant costs complying with our obligations as a reporting issuer ...."

Directors and Executive Officers, page 15

10. Consistent with the requirements of Item 401 of Regulation S-B, revise to provide a complete biographical sketch for Mr. Dunham for the past five years. For example, we notice gaps or ambiguities with regard to his business experience from May 2003 until May 2006.

Security Ownership of Certain Beneficial Owners and Management, page 20

11. Please provide the title of the class of securities owned and the addresses for each of the persons listed in the table on page 21, as required by Item 403(a) and (b) of Regulation S-B.

Production Distribution Methods, page 23

12. You should have a reasonable basis for statements made in your filing. Please provide us with the basis for your belief that you will be able to sell your products to Glencore, Billiton, Gerald Metals, Johnson-Matthey, Englehard (which has been acquired by BASF) and Sabin Metals.

Dependence on Third Party Contractors or Equipment Sellers, page 23

13. Please indicate whether you currently have any contracts with third parties to operate on any of your mining properties. If you do not have any third parties operating at your mining properties, please indicate as such.

Compliance with Government Regulations…, page 24

14. Please clarify at page 24 that you have not yet acquired the Langtry property.

Management's Discussion and Analysis or Plan of Operation, page 34

15. Management's Discussion and Analysis of Financial Condition and Results of
     Operations should be revised to discuss your financial condition, changes in
     financial condition, and results of operations for each of the last two fiscal years.
     This discussion should address the past and future financial condition and results of
     operation with particular emphasis on the prospects for the future. In this regard, it
     should discuss the causes for any material changes from period to period in one or
     more line items of the financial statements. The discussion should also address
     those key variable and other qualitative and quantitative factors which are necessary
     to an understanding and evaluation of your business. In addition, please disclose
     any known trends, events or uncertainties that have or are reasonably likely to have
     a material impact on your short-term or long-term liquidity.

16. Please provide the disclosure required by Item 303(c) of regulation S-B, if
     applicable.

Overview, page 34

17. We note your operational plan is contingent on obtaining $19.0 million of
     financing to proceed and your financial statements contain a going concern
     qualification. Expand the discussion of your plan of operations to address in
     reasonable detail how you intend to overcome the going concern contingency,
     including your ability or inability to raise cash to support your operations in the
     coming year. Specifically address your plans to resolve the financing contingency
     you have identified as described above.

Certain Relationships and Related Transactions, page 39

18. We note your disclosure at page F-16 that "[v]arious loans amounting to $168,093
     from a shareholder/officer had been made to the Company as of June 30, 2007."
     Please expand your disclosure in this section to include these transactions. Also,
     please file any agreements with related parties as exhibits.

Corporate Governance and Director Independence, page 40

19. You have not provided all of the disclosure required by Item 407(a) of Regulation S-B. Please revise to specify whether any of your directors are independent. Also, provide the disclosure required by paragraphs (a)(2) and (a)(3) of Item 407, if applicable.

Board Compensation, page 43

20. We note that two of your directors received compensation. Please revise your disclosure to comply with the requirements of Item 402(f) of Regulation S-B. For example, in accordance with Item 402(f)(2)(iii) disclose the dollar amount recognized for financial statement reporting purposes for the 100,000 shares received by Messrs. Dunham and Harrington.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

21. In this opinion and the related financial statements and footnotes, you are identified as a development stage company. As you do not have a "reserve", as defined by Industry Guide 7(a)(1), you are considered to be in the exploration stage, as also defined by Industry Guide 7(a)(4)(i)-(iii). As such, Industry Guide 7 instructions specifically require that you describe your business activities as "exploration" stage in complying with Statement of Financial Accounting Standards (SFAS) 7, until such time as you have "reserves" as defined in the Guide.

     o Revise this opinion and the related financial statements and footnotes as appropriate to identify the Registrant as an exploration stage company.
     o Remove all references in the document that use the term "mines" or "mining", "reserve" or any term that can imply mineral production.
     o Remove all references in the document that use the term "develop" or "development", and replace them with the terms "explore" or "exploration" as appropriate.

     See the following under section II.F(10) for further information:

     http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

22. Your auditor's report refers to the balance sheet "for the eight months ended August 31, 2007 and the years ended December 31, 2006 and 2005." Please provide an auditor's report that refers to the balance sheet "as of" or "at" specified

dates, rather than for periods ended at specified dates. Refer to the example at the end of AU Section 508.08.

General

23. Add a disclosure at the bottom of each of your financial statements to refer the reader to the notes to financial statements.

24. Provide updated interim unaudited financial statements as of your most recent quarter ended as required by Regulation S-B Item 310(b) and 310(g). The interim financial statements should include cumulative amounts from inception of the exploration stage as required by SFAS 7.

Consolidated Statement of Cash Flows, page F-6

25. Revise your statements as appropriate to eliminate non-cash financing transactions and report them in related footnote or supplemental disclosures in accordance with SFAS 95, paragraph 32. Reclassify exchanges of stock for services as an adjustment to reconcile cash used in operating activities.

Note C – Mineral Interests and Mining Assets, page F-13

26. Revise your financial statements to write off the mineral interests of $144,260 as exploration expense in the period(s) incurred. It is generally inappropriate to capitalize amounts paid for mineral interests during the exploration stage.

Note E – Income Taxes, page F-15

27. Tell us why you consider the deferred tax assets recoverable, given the guidance of SFAS 109 and the going concern uncertainties you disclose. We may have further comment.

Exhibits, page II-6

28. We note that you list Exhibits 10.1, 10.2, and 10.3 after Exhibits 21.3, 23(a), and 23(b). Item 601 requires you to list exhibits in the same order as the exhibit table. Please revise.

Signatures, II-8

29. We note that Messrs. Shipes and McKinney have not indicated that they are signing the registration statement in their capacity as directors. Form SB-2 requires that the registration statement be signed by at least the majority of the board of directors. It also requires that any person who occupies more than one of the positions specified

in the instructions for signatures to indicate each capacity in which he signs the registration statement. Please revise this section to comply with the instructions for signatures.

30.   Please provide the signatures of Messrs. Shipes and McKinney.

Engineering Comments

Geology and History. page 32

31.   Under Industry Guide 7, the terms "ores" or "ore body" are treated the same as the term "reserve." In the third paragraph of this section, please disclose that your reserve estimates meet the requirements of Industry Guide 7 as the Commission only allows the reporting of reserves according to its reserve definitions, otherwise remove the tonnage and grade disclosure from your filing.

Closing Comments

   Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Gary Newberry at (202) 551-3761 or, in his absence, Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler at (202) 551-3718 if you have any questions on the engineering comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief

cc: S. Donahue
        G. Newberry
        S. Eisen
        K. Schuler
        Frederick M. Lehrer
        (Fax 561-416-2855)